Exhibit 99.1

NEWS RELEASE
Penn West Investor Day 2010 to be Webcast

Calgary, October 12, 2010 (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust will hold an Investor Day on Wednesday, October 20, 2010 in Calgary, Alberta. Penn West senior management will provide a strategic update for the company and operational overview of key development projects.

Investor Day change in location

Due to an increase in registrants, Penn West will hold its Investor Day at the Telus Convention Centre, Exhibition Hall C, 136 - 8th Avenue S.E.

To accommodate a wider audience, all presentations will be webcast beginning at 8:30 a.m. (MT).  Interested parties may register for the webcast through the link on the Penn West website, www.pennwest.com or by following the link below.

http://events.digitalmedia.telus.com/pennwest/102010/index.php

The webcast will be archived and available on our website for replay on October 21, 2010.  A complete archive of all presentation material provided will be available on our website within 24 hours of the conclusion of the day.

The webcast format will be listen-only with the Q&A portion of the day held live and on-site in Calgary.

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 - 9th Avenue S.W. Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com